Exhibit 99.1

HONG KONG, December 31, 2020

AMTD International Inc. (“AMTD International” or the “Company”, NYSE: HKIB; SGX: HKB), a NYSE and SGX-ST dual listed company and a subsidiary of AMTD Group Company Ltd. (“AMTD Group” or the “Group”), a Hong Kong headquartered financial services focused conglomerate focusing on the IDEAS strategy to develop the 5 pillars of core businesses with AMTD International as its first listed company, today announced its unaudited financial results for the six months ended June 30, 2020 and nine months ended September 30, 2020.

Highlights of 2020 Financial Results and Key Changes for the Six Months and Nine Months Ended 2020:

•

Our fee and commission income for the six months ended June 30, 2020 increased by 62.8% as compared to the same period in prior year from HK$277.0 million (US$35.7 million equivalent) to HK$451.0 million (US$58.2 million equivalent), and the fee and commission income for the nine months ended September 30, 2020 increased by 26.7% as compared to the same period in prior year from HK$422.1 million (US$54.5 million equivalent) to HK$534.9 million (US$69.0 million equivalent), as a result of the robust capital market activities for major markets in particular Hong Kong and U.S. in 2020. We continued to maintain an active and leading role as an independent investment bank which is rarely and uniquely positioned with our global and local (“glocal”) capital markets expertise, our comprehensive investment banking platform and capabilities to connect major markets in the world including Hong Kong, U.S. and Singapore, as well as the entrepreneurship spirits in our DNA similar to most of the generation Y and Z entrepreneurs of our clients.

•

Our total revenue mix continues to shift towards a concentration on fee and commission income as a result of our successful investment banking franchise and performance fees derived from the asset management business. Our fee and commission income, dividend income, and realized gain on investment as a component of total revenue reached 90.5% for the nine months ended September 30, 2020 as compared to 50.2% in the same period last year. Our revenue derived from net fair value changes on investments and derivative as a component of total revenue was 9.5% for the nine months ended September 30, 2020 as compared to 49.8% in the same period last year.

•

Our investment banking franchise is well equipped to capture opportunities arising from the significant amount of fundraising activities in line with global capital market trends and developments, with our completed number of global capital market deals including equity and debt capital markets transactions reached 43 during the nine months period ended September 30, 2020.

•

Our asset management business continued to grow from our already established and strong AUM base of HK$26.2 billion (US$3.4 billion equivalent) as of December 31, 2019 through the support and trust from the regional institutional investors community, with a total AUM as of September 30, 2020 amounting to HK$28.0 billion (US$3.6 billion equivalent), representing an increase of 6.7% as compared to December 31, 2019.

•

Our Board of Directors composition has recently undergone important changes to adopt a majority independent Board structure and to embrace the highest standards of corporate governance, comprising of both independent directors as Chairman and Vice Chairman being Dr. Feridun Hamdullahpur and Mr. Gao Yu, respectively.

•

We also welcome the Company’s newly appointed CEO Mr. William Fung, a member of the founding management team of the new AMTD since 2016 and is well qualified as one of the second generation leaders to lead AMTD International. Mr. Fung is also a Group Vice President of AMTD Group overseeing the financial services franchise of the Group. Mr. Fung has extensive experience in the international capital markets. Prior to joining AMTD in 2016, he worked at UBS AG Hong Kong, Nomura International (Hong Kong) Limited and Lehman Brothers Asia Limited. Before that, Mr. Fung also practiced professional engineering in the United States. Mr. Fung received his higher education in the United States and attained a Bachelor of Science degree in Industrial Engineering from Purdue University and a Master of Science degree in Financial Engineering from the University of Michigan.

Statement from the Board Members and Senior Management:

Dr. Feridun Hamdullahpur, Chairman of the Board, said, “I am very excited to take on this journey to lead AMTD International’s Board. AMTD International has achieved tremendous growth under the leadership of a visionary management team. Under AMTD Group’s IDEAS strategy, AMTD International is the first list-co, being our initial touch point with the international capital markets. 2020 represents AMTD International’s second financial reporting year since its listing on the NYSE in 2019. The Board will guide AMTD International to continue embracing the highest standards and international best practice in corporate governance, evidenced by a majority independent directors Board, carrying out our commitment to support glocalization, sustainability and social corporate responsibility. I would like to congratulate everyone on the appointment of the new Board and the newly promoted CEO William Fung, signifying the readiness and stepping up of AMTD Group’s second generation leaders.”

Professor Annie Koh, independent director of the Board, said, “I also would like to welcome the new independent board structure that serves to attain the highest corporate governance standards. AMTD International is committed to building a world class financial institution, connecting the dots between the Greater Bay Area to ASEAN and beyond. I congratulate the AMTD International management team for the stella interim results achieved. As an independent director of the Board chaired by Dr. Feridun Hamdullahpur, I look forward to working with our new CEO William in building greater values for all stakeholders going forward.”

Mr. Marcellus Wong, Executive Director of the Board and Chairman of the Executive Management Committee, added, “I’m glad to witness AMTD Group’s exciting growth journey since 2015 and the successful spin off listing of AMTD International last year. At present, being a dual-listed company on both the NYSE and SGX and led by a very experienced management team with international perspective and expertise, AMTD International is committed to its strategy of regionalization and build-out of a world-class comprehensive financial platform. I am confident about the next stage of developments and international expansion of AMTD International alongside our commitment to build this HK headquartered global investment bank to become a century old franchise.”

Mr. William Fung, Chief Executive Officer of the Company stated, “as one of the founding members of the senior management team under the leadership and vision of our founding Chairman and CEO Mr. Calvin Choi and the senior management team, it has been a fantastic experience the past four years building and transforming AMTD International into a Hong Kong home-grown global financial institution housing Asia’s leading investment banking franchise and asset management platform and the world’s first NYSE and SGX dual-listed company. As the newly appointed CEO, I am excited to have the responsibility to lead the on-going transformation journey and take AMTD International to the next level with the support of our independent directors’ majority Board and continued dedication from our staff. We will continue to promote and invest into talents, encourage entrepreneurship spirits and commit to corporate social responsibilities. Last but not least, I would like to thank the Board led by Dr. Feridun Hamdullahpur and Mr. Yu Gao for the support and guidance they have given to me and the Company.”

Financial Results for the Six Months Ended June 30, 2020

Core Revenue

Core revenue include fee and commission income, dividend income and realized gain on investment, for the six months ended June 30, 2020 was HK$539.1 million (US$69.6 million equivalent), compared to HK$377.5 million (US$48.7 million equivalent) for the six months ended June 30, 2019. The increase of 42.8% for the period was primarily due to the success of investment banking business with a total of 28 completed transactions during the six months ended June 30, 2020.

•

Fee and commission income for the six months ended June 30, 2020 increased by 62.8% as compared to the same period in prior year to HK$451.0 million (US$58.2 million equivalent), primarily due to an increase in fee and commission income from both investment banking and asset management segments. Fee and commission income from the investment banking segment increased by 38.1% as compared to the same period in prior year to HK$298.0 million (US$38.4 million equivalent), primarily due to an increase in our fees and commissions for (i) equity offerings and financial advisory services from HK$165.7 million (US$21.4 million equivalent) to HK$211.6 million (US$27.3 million equivalent) for the respective periods, and (ii) debt capital market deals from HK$50.1 million (US$6.5 million equivalent) to HK$86.4 million (US$ 11.1 million equivalent) for the respective periods. Fee and commission income from the asset management segment increased by 150.1% as compared to the same period in prior year to HK$153.0 million (US$19.7 million equivalent), primarily due to an increase in fee income attributable to new clients and performance fee charged.

•

Dividend income and realized gain on investment for the six months ended June 30, 2020 decreased by 12.4% as compared to the same period in prior year to HK$88.1 million (US$11.4 million equivalent), primarily due to decrease in net gain from disposed investment.

Net Fair Value Changes of Investments and Derivatives

For the six months ended June 30, 2020, there was a net loss HK$5.5 million (US$0.7 million equivalent) as compared to a HK$240.5 million (US$31.0 million equivalent) net gain recorded for the same period in prior year, as there was only a relatively insignificant movement in fair values of investments in current period.

Operating Expenses

Operating expenses for the six months ended June 30, 2020 increased by 65.6% as compared to the same period in prior year to HK$83.7 million (US$10.8 million equivalent), primarily due to (i) an increase in professional and consulting fees of HK$15.2 million (US$2.0 million equivalent) in relation to the Company’s secondary listing in the Singapore Exchange, and (ii) an increase in intercompany management fee of HK$11.1 million (US$1.4 million equivalent) which mainly represented the central administrative and supporting services rendered by AMTD Group to the Company.

Income Tax (Expense) / Credit

Income tax expense of HK$75.2 million (US$9.7 million equivalent) and income tax credit of HK$173.4 million (US$22.4 million equivalent) were recorded for the six months ended June 30, 2019 and 2020, respectively. The change was primarily due to reversal of deferred tax liability provided on fair value changes of certain investments which are concluded to be capital gains in nature and therefore not subject to profits tax charge.

Profit and Total Comprehensive Income

Profit and total comprehensive income for the six months ended June 30, 2020 increased by 39.2% as compared to the same period in prior year to HK$603.9 million (US$77.9 million equivalent).

Financial Results for the Nine Months Ended September 30, 2020

Core revenue

Core revenue for the nine months ended September 30, 2020 was HK$623 million (US$80.4 million equivalent), compared to HK$522.6 million (US$67.4 million equivalent) for the nine months ended September 30, 2019. The increase of 19.2% for the period was due to the success of investment banking business with a total of 43 completed transactions during the nine months ended September 30, 2020, as well as an increase in AUM of 6.7% as compared to the AUM of HK$26.2 billion (US$3.4 billion equivalent) as of December 31, 2019.

•

Fee and commission income for the nine months ended September 30, 2020 increased by 26.7% as compared to the same period in prior year to HK$534.9 million (US$69.0 million equivalent), primarily due to an increase in fee and commission income from both investment banking and asset management segments. Fee and commission income from the investment banking segment increased by 6.2% as compared to the same period in prior year to HK$351.1 million (US$45.3 million equivalent), primarily due to an increase in our fees and commissions for (i) equity offerings and financial advisory services from HK$244.6 million (US$31.6 million equivalent) to HK$259.0 million (US$33.4 million equivalent) for the respective periods, and (ii) debt capital market deals from HK$86.0 million (US$11.1 million equivalent) to HK$92.1 million (US$11.9 million equivalent) for the respective periods. Fee and commission income from the asset management segment increased by 101.1% as compared to the same period in prior year to HK$183.9 million (US$23.7 million equivalent), primarily due to an increase in fee income attributable to new institutional clients and performance fee charged.

•

Dividend and realized gain related to investment for the nine months ended September 30, 2020 decreased by 12.4% as compared to the same period in prior year to HK$88.1 million (US$11.4 million equivalent), primarily due to decrease in net gain from disposed investment.

Net fair value changes of investments and derivatives

The net fair value gain amounted to HK$65.4 million (US$8.4 million equivalent) for the nine months ended September 30, 2020, representing a decrease of 87.4% as compared to the same period in prior year, primarily due to the fluctuation in the fair value of strategic investment portfolio.

Operating Expenses

Operating expenses for the nine months ended September 30, 2020 increased by 40.1% to HK$103.9 million (US$13.4 million equivalent), as compared to the same period in prior year, primarily due to (i) an increase in professional and consulting fees of HK$10.6 million (US$1.4 million equivalent) in relation to the Company’s secondary listing in the Singapore Exchange, and (ii) an increase in intercompany management fee of HK$11.1 million (US$1.4 million equivalent) which mainly represented the administrative service support rendered by AMTD Group to the Company.

Income Tax (Expense) / Credit

Income tax expense of HK$139.7 million (US$18.0 million equivalent) and income tax credit of HK$163.0 million (US$21.0 million equivalent) were recorded for the nine months ended September 30, 2019 and 2020, respectively. The change was primarily due to reversal of deferred tax liability provided on fair value changes of certain investments which are concluded to be capital gains in nature and therefore not subject to profits tax charge.

Profit and Total Comprehensive Income

Profit and total comprehensive income of HK$728.3 million (US$94.0 million equivalent) for the nine months ended September 30, 2020 remained stable as compared to the same period in prior year.

Exchange Rate

The Company’s business is mainly conducted in Hong Kong and most of its revenues generated are denominated in Hong Kong dollars. This announcement contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars are made at a rate of HK$7.7500 to US$1.00, the exchange rate in effect as of September 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate on September 30, 2020, or at any other rate.

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020

	Six months ended June 30,
	2019	2020
	HK$	HK$
REVENUE
Fee and commission income	276,993,792	450,979,301
Dividend income and realized gain related to investment	100,551,728	88,078,159

	377,545,520	539,057,460
Net fair value changes of investments and derivatives	240,500,597	(5,498,858)

	618,046,117	533,558,602
Other income	240,968	40,587,957
Operating expenses	(50,567,920)	(83,735,272)
Staff costs	(47,817,659)	(45,291,034)
Finance costs	(10,775,829)	(14,594,601)

PROFIT BEFORE TAX	509,125,677	430,525,652
Income tax (expense) / credit, net	(75,244,709)	173,424,082

PROFIT FOR THE PERIOD AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	433,880,968	603,949,734

Attributable to:
Owners of the parent	541,249,399	587,651,843
Non-controlling interests	(107,368,431)	—
Holders of perpetual securities	—	16,297,891

	433,880,968	603,949,734

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic, profit for period attributable to ordinary equity holders of the parent	2.67	2.39
Diluted, profit for period attributable to ordinary equity holders of the parent	2.67	2.39

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2019 AND JUNE 30, 2020

	December 31,	June 30,
	2019	2020
	HK$	HK$
Assets
Current assets
Accounts receivable	346,379,574	1,250,137,462
Prepayments, deposits and other receivables	36,440,972	34,788,377
Due from the immediate holding company	2,921,838,772	4,748,258,099
Financial assets at fair value through profit or loss	1,572,697,716	1,010,087,164
Stock loans	1,200,980,200	977,189,400
Derivative financial instruments	1,165,220,000	911,385,801
Other assets	245,502,780	437,458,333
Cash and bank balances	766,430,471	716,294,155

Total current assets	8,255,490,485	10,085,598,791

Non-current assets
Property, plant and equipment	30,997	15,672
Intangible assets	15,171,170	15,171,170

Total non-current assets	15,202,167	15,186,842

Total assets	8,270,692,652	10,100,785,633

Equity and liabilities
Current liabilities
Accounts payable	492,039,336	500,011,496
Margin loans payable	317,722,438	—
Contract liabilities, other payables and accruals	178,017,594	142,104,515
Tax payable	94,695,263	87,406,540

Total current liabilities	1,082,474,631	729,522,551

Non-current liabilities
Deferred tax liabilities	242,913,577	—
Derivative financial liability	20,813,810	20,714,917
Convertible bond	95,995,690	99,499,769

Total non-current liabilities	359,723,077	120,214,686

Total liabilities	1,442,197,708	849,737,237

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(CONTINUED)

AS AT DECEMBER 31, 2019 AND JUNE 30, 2020

	December 31,	June 30,
	2019	2020
	HK$	HK$
Equity
Share capital
Class A ordinary shares (par value of US$0.0001 per share as at December 31, 2019 and June 30, 2020; 8,000,000,000 shares authorized as at December 31, 2019 and June 30, 2020; 41,084,851 and 62,327,851 shares issued and outstanding as at December 31, 2019 and June 30, 2020, respectively)	32,162	48,838
Class B ordinary shares (par value of US$0.0001 per share as at December 31, 2019 and June 30, 2020; 2,000,000,000 shares authorized as at December 31, 2019 and June 30, 2020; 204,526,628 and 183,283,628 shares issued and outstanding as at December 31, 2019 and June 30, 2020, respectively)	160,540	143,864
Capital reserves	4,551,187,228	4,551,301,729
Retained profits	2,277,115,014	2,864,766,857

Total ordinary shareholders’ equity	6,828,494,944	7,416,261,288
Holders of perpetual securities	—	1,834,787,108

Total equity	6,828,494,944	9,251,048,396

Total liabilities and equity	8,270,692,652	10,100,785,633

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

	Nine months ended September 30,
	2019	2020
	HK$	HK$
REVENUE
Fee and commission income	422,052,516	534,924,779
Dividend income and realized gain related to investment	100,551,728	88,078,159

	522,604,244	623,002,938
Net fair value changes of investments and derivatives	519,403,870	65,388,323

	1,042,008,114	688,391,261
Other income	7,466,148	75,022,740
Operating expenses	(74,136,643)	(103,862,662)
Staff costs	(78,102,347)	(76,659,334)
Finance costs	(16,162,042)	(17,577,559)

PROFIT BEFORE TAX	881,073,230	565,314,446
Income tax (expense) / credit, net	(139,730,587)	163,017,984

PROFIT FOR THE PERIOD AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	741,342,643	728,332,430

Attributable to:
Owners of the parent	848,711,074	680,750,958
Non-controlling interests	(107,368,431)	—
Holders of perpetual securities	—	47,581,472

	741,342,643	728,332,430

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic, profit for period attributable to ordinary equity holders of the parent	4.04	2.77
Diluted, profit for period attributable to ordinary equity holders of the parent	4.04	2.77

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2019 AND SEPTEMBER 30, 2020

	December 31,	September 30,
	2019	2020
	HK$	HK$
Assets
Current assets
Accounts receivable	346,379,574	91,545,426
Prepayments, deposits and other receivables	36,440,972	19,507,227
Due from the immediate holding company	2,921,838,772	6,505,878,290
Financial assets at fair value through profit or loss	1,572,697,716	1,069,925,733
Stock loans	1,200,980,200	898,224,600
Derivative financial instruments	1,165,220,000	1,001,399,213
Other assets	245,502,780	252,754,117
Cash and bank balances	766,430,471	395,055,476

Total current assets	8,255,490,485	10,234,290,082

Non-current assets
Property, plant and equipment	30,997	12,791
Intangible assets	15,171,170	15,171,170

Total non-current assets	15,202,167	15,183,961

Total assets	8,270,692,652	10,249,474,043

Equity and liabilities
Current liabilities
Accounts payable	492,039,336	273,605,386
Margin loans payable	317,722,438	—
Loans payable	—	232,251,500
Contract liabilities, other payables and accruals	178,017,594	148,283,886
Tax payable	94,695,263	97,812,638

Total current liabilities	1,082,474,631	751,953,410

Non-current liabilities
Deferred tax liabilities	242,913,577	—
Derivative financial liability	20,813,810	20,714,382
Convertible bond	95,995,690	101,375,159

Total non-current liabilities	359,723,077	122,089,541

Total liabilities	1,442,197,708	874,042,951

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(CONTINUED)

AS AT DECEMBER 31, 2019 AND SEPTEMBER 30, 2020

	December 31,	September 30,
	2019	2020
	HK$	HK$
Equity
Share capital
Class A ordinary shares (par value of US$0.0001 per share as at December 31, 2019 and September 30, 2020; 8,000,000,000 shares authorized as at December 31, 2019 and September 30, 2020; 41,084,851 and 62,327,851 shares issued and outstanding as at December 31, 2019 and September 30, 2020, respectively)	32,162	48,838
Class B ordinary shares (par value of US$0.0001 per share as at December 31, 2019 and September 30, 2020; 2,000,000,000 shares authorized as at December 31, 2019 and September 30, 2020; 204,526,628 and 183,283,628 shares issued and outstanding as at December 31, 2019 and September 30, 2020, respectively)	160,540	143,864
Capital reserves	4,551,187,228	4,551,301,729
Retained profits	2,277,115,014	2,957,865,972

Total ordinary shareholders’ equity	6,828,494,944	7,509,360,403
Holders of perpetual securities	—	1,866,070,689

Total equity	6,828,494,944	9,375,431,092

Total liabilities and equity	8,270,692,652	10,249,474,043

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit http://ir.amtdinc.com/News.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.